SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _)*

TPI Composites, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87266J104
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266J104	13G	Page 2

1	NAMES OF REPORTING PERSONS
GE Ventures Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
2,843,664* (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
2,843,664* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,843,664 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87266J104	13G	Page 3

1	NAMES OF REPORTING PERSONS
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
2,843,664* (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
2,843,664* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,843,664* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

*Includes all shares of common stock of the Issuer beneficially owned by GE Ventures Limited.

Item 1(a).  Name of Issuer:

TPI Composites, Inc. (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

8501 N. Scottsdale Rd., Gainey Center II, Suite 100, Scottsdale, AZ  85253

Item 2(a).  Name of Person Filing:

This statement is being filed by each of:

GE Ventures Limited (“Ventures”)
General Electric Company (“GE”)

Ventures is a wholly-owned subsidiary of GE.

Ventures and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of Ventures is 3220 Aviation House, Westpark, Shannon, County Clare, Ireland.  The principal business office of GE is 41 Farnsworth Street, Boston, MA  02210.

Item 2(c).  Citizenship:

Ventures is organized under the law of Ireland.  GE is a New York corporation.

Item 2(d).  Title and Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”)

Item 2(e).  CUSIP Number:

87266J104

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2016, are incorporated by reference.

As of December 31, 2016, GE beneficially owned in the aggregate 2,843,664 shares of Common Stock, which were directly owned by Ventures, representing approximately 8.4% of the shares of Common Stock outstanding (based on 33,736,863 shares outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016, for the quarterly period ended September 30, 2016).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2017

GE VENTURES LIMITED

By:	/s/ Kelly Warrick
Name: Kelly Warrick
Title: Authorized Signatory

GENERAL ELECTRIC COMPANY

By:	/s/ Kelly Warrick
Name: Kelly Warrick
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 10, 2017, by and among the Reporting Persons

2	Power of Attorney (General Electric Company)